August 18, 2026

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC. 20549

Attn: Erin Purnell

Re:	Blue Star Foods Corp.
Request for Withdrawal of Offering Statement on Form 1-A
File No. 024-12712

Ladies and Gentlemen:

Pursuant to Rule 259 of Regulation A under the Securities Act of 1933, as amended (the “Securities Act”), Blue Star Foods Corp. (the “Company”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of the Company’s offering statement on Form 1-A (File No. 024-12712), initially publicly filed with the Commission on February 12, 2026, including Amendment No. 1 filed on April 7, 2026, and Amendment No. 2 filed on August 12, 2026, and any exhibits filed therewith. (the “Offering Statement”).

The Company submits this request for withdrawal as it does not intend to pursue the contemplated Regulation A offering at this time. The Offering Statement has not been declared qualified and the Company confirms that no securities have been sold pursuant to the Offering Statement.

If you have any further questions regarding this request for withdrawal, or if you require any additional information, please contact the undersigned at (305) 836-6858.

Sincerely,		Sincerely,

Blue Star Foods Corp.		Blue Star Foods Corp.

By:	/s/ John Keeler	By:	/s/ John Mocadlo
	John Keeler		John Mocadlo
	Chief Executive Officer		Chief Executive Officer